UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HONDO MINERALS CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

438130 106
(CUSIP Number)

with a copy to:

Zouvas Law Group, P.C.
2368 Second Avenue
San Diego, CA 92101
Tel: 619.688.1116
Facsimile: 619.688.1716

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 438130 106	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Grosberg IRS Identification Nos.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,495,000
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 11,495,000
	10	SHARED DISPOSITIVE POWER Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,595,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 28.0% based on 66,294,690 common shares outstanding
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 438130 106	Page 3 of 4 Pages

Item 1. Security and Issuer

This Statement relates to common shares with par value of $0.001, of Hondo Minerals Corporation. (the “Issuer”). The principal executive offices of the Issuer are located at 15303 N. Dallas Parkway, Suite 1050, Addison, Texas 75001.

Item 2. Identity and Background

(a)	Name: Stephen Grosberg

(b)	Residence or business address: 601 E. 20th #8C, New York, NY 10010

(c)	Principal Occupation or Employment: Stockbroker

(d)	During the last five years Stephen Grosberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Stephen Grosberg. was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Stephen Grosberg is a citizen of the New York, United States.

Item 3. Source and Amount of Funds or Other Considerations

Pursuant to multiple Purchase Agreements between Stephen Grosberg and the Issuer, dated respectively March 29, 2011 April 25, 2011, May 13, 2011, June 17, 2011, August 3, 2011, September 13, 2011, December 20, 2011 and December 30, 2011, the Issuer issued 11,495,000 common shares of the Issuer to Stephen Grosberg in exchange for valuable consideration of $1,190,000.

Item 4. Purpose of Transaction

Stephen Grosberg acquired 11,495,000 common shares of the Company through multiple Purchase Agreements for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.

Stephen Grosberg has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

 (c) A sale or transfer of a material amount of assets of the issuer or any of  its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

CUSIP No. 438130 106	Page 4 of 4 Pages

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common shares of the Issuer beneficially owned by Stephen Grosberg is 18,595,000 common shares, or approximately 28.0% of the Issuer, based on 66,294,690 common shares outstanding as of the Issuers most recently available filing with the Commission on March 14, 2012.

Stephen Grosberg has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 11,495,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, Stephen Grosberg has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Stephen Grosberg, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 11,495,000  shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 04, 2012	/s/Stephen Grosberg
Signature

Stephen Grosberg,
Name/Title